

SEC ... ISSION



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13852 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Focella 212-403-3591
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul Jenssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

JOHN M. LONG
Notary Public, State Of New York
No.01LO6057577
Qualified In New York County
Commission Expires April 23, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

# Rothschild Inc.

## Statement of Financial Condition
## March 31, 2005

**Rothschild Inc.**
**Index**
**March 31, 2005**

---

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Stockholder
of Rothschild Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Rothschild Inc. (the "Company") at March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2005

# Rothschild Inc.
## Statement of Financial Condition
## March 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 112,715,900 |
| Investment banking and advisory fees receivable, net | 22,227,000 |
| Receivables from related parties | 6,430,700 |
| Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,934,800) | 1,653,400 |
| Prepaid expenses and other assets | 2,349,100 |
| Total assets | $ 145,376,100 |
| **Liabilities and Stockholder's Equity** | |
| Accounts payable and accrued expenses | $ 76,329,200 |
| Payables to related parties | 10,744,500 |
| | 87,073,700 |
| Commitments and contingent liabilities | |
| Subordinated notes to related parties | 10,000,000 |
| Stockholder's equity | |
| Common stock: $10 par; 2,000 shares authorized; 856 shares issued and outstanding | 8,600 |
| Additional paid-in capital | 77,690,100 |
| Accumulated deficit | (29,396,300) |
| | 48,302,400 |
| Total liabilities and stockholder's equity | $ 145,376,100 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization

Rothschild Inc. (the "Company") is a wholly owned subsidiary of Rothschild North America Inc. (the "Parent") and is a registered broker-dealer. The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring and private placements and underwriting. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

## 2. Summary of Significant Accounting Policies

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable rates of exchange.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates and the differences may be material.

Cash equivalents include interest bearing deposits having original maturities of less than three months at the date of purchase. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and therefore, are subject to the credit risks of the financial institutions.

Securities owned, included in prepaid expenses and other assets, are stated at fair value.

Depreciation of equipment and furniture is provided on a straight line basis, using the half-year convention, over estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Investment banking and advisory fees receivable, net, include $8,077,300 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $3,613,300.

The Company's investment banking and advisory fees receivable, net, are subject to the credit risk associated with customer non-performance. The Company uses various procedures to manage its credit exposure.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The subordinated notes to related parties are reported at amounts that approximate their fair value.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

## 3. Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. For financial reporting purposes, the Company determines its federal, state and local income tax provisions in accordance with an agreement with the Parent that specifies that: (a) each company calculate its income tax provision on a separate-return basis; and (b) companies that incur operating losses be allocated a current tax benefit to the extent that the losses can be utilized on a carry-back or carry-forward basis in the consolidated return.

The deferred tax asset of $6,922,000, which is fully provided for, relates to the temporary differences arising from the difference between the financial statement and tax basis of deferred compensation, allowance for doubtful accounts, postretirement benefit agreements, depreciation, gains on investments and net operating loss carry-forwards.

## 4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2005, the Company had net capital of $23,173,300, which was $22,923,300 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(i).

## 5. Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

## 6. Postretirement Benefit Agreements

The Company maintains unfunded pension agreements constituting retirement benefit obligations as defined by APB 12 and FASB Statement No. 106 *Employers' Accounting for Postretirement Benefit Obligations Other than Pensions*, covering designated employees. The agreements do not provide for health or other benefits for employees. The liability recognized in accounts payable and accrued expenses as of March 31, 2005, is $3,511,100, based on a discount rate of 5.75%.

## 7. Commitments and Contingencies

In June 1994, the Parent entered into a cancellable twenty-year lease for its headquarter facilities. Under an informal agreement, the Parent allocates, on a square foot basis, monthly rental expense to the Company and certain of its affiliates.

A facility is leased by the Company under a cancellable lease agreement which has minimum annual rentals as of March 31, 2005 as follows:

| | |
|---|---|
| 2006 | $ 188,600 |
| 2007 | 223,900 |
| 2008 | 228,100 |
| 2009 | 233,800 |
| 2010 | 239,700 |
| Thereafter through 2015 | 1,370,300 |
| | $ 2,484,400 |

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st of 2010, 2011, 2012, 2013 or 2014 by (i) giving the Landlord at least twelve months prior written notice and (ii) paying to the Landlord an amount equal to the unamortized transaction costs as of the termination date paid by the Landord in connection with building upgrades in excess of $15,000.

The Company entered into a formal agreement with a related party under which the Company would pay $500,000 for each of three years, commencing in the year ended March 31, 2003, for services in conjunction with the origination of, and consultancy advice in relation to, resource advisory business.

The Company has committed to pay future guaranteed bonuses to certain of its employees. Total guaranteed bonuses for the year ending March 31, 2006 are $2,050,000 and $0 for years thereafter. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

## 8. Transactions with Related Parties

Included in accounts payable and accrued expenses at March 31, 2005, are liabilities payable to current and former employees in the amount of $5,746,300 and $60,518,600 for deferred compensation and discretionary compensation, respectively. Included in prepaid expenses and other assets are $83,200 of advances on expenses made to employees.

Receivables from and payables to related parties represent investment banking and advisory fees in the amounts of $2,815,500 and $1,619,200, respectively, and advances to or from related parties for operating expenses in the amounts of $3,615,200 and $9,125,300, respectively. These amounts do not bear interest.

## 9. Subordinated Liabilities

The $10,000,000 of subordinated notes mature on October 13, 2006 and bear an interest rate equal to LIBOR plus 6.00%. Subordinated notes are includable in the Company's regulatory capital, and can be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements. For the year ended March 31, 2005, interest payable on the subordinated notes was $375,500 and is included in payables to related parties.